Exhibit 99.1

SMART Reports Third Quarter 2015 Financial Results

•	Revenue – $110.7 million Adjusted; $126.6 million GAAP

•	Adjusted EBITDA – $10.4 million

•	Net Income – $1.7 million Adjusted; $9.3 million GAAP

CALGARY, Alberta — Feb. 5, 2015 — SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its third quarter ended Dec. 31, 2014.

“SMART exceeded Adjusted Revenue and Adjusted EBITDA guidance in the third quarter,” said Neil Gaydon, president and CEO of SMART. “Although revenues from interactive whiteboards continue to decline, we have made progress on our new solutions, shipping SMART kapp 42, launching our new premium kapp app and announcing the larger kapp 84 would begin shipping in the spring of 2015. We also announced new volume distributors for kapp in North America and the U.K., and we expect to announce distribution agreements for other markets in the coming months. As well, we recently strengthened our leadership position in interactive flat panels with a range of new models for the education market.”

Mr. Gaydon continued, “Our fourth fiscal quarter is typically our seasonally quietest quarter. Given the inherent limited visibility of the education business, we expect Adjusted Revenue to be in the $80 million to $90 million range and we expect Adjusted EBITDA to be between minus $5 million and breakeven in the fourth quarter. Our guidance for the fiscal year remains unchanged. The key to our turnaround will be sustained progress against our new solutions as we head into the next financial year.”

GAAP Results
(US$ millions except	Three months ended December 31,		Nine months ended December 31,
per share amounts)	2014	2013	2014	2013
Revenue	$126.6	$158.0	$393.3	$464.9
Net income	$9.3	$4.0	$33.7	$24.1
EPS (diluted)	$0.07	$0.03	$0.27	$0.19

Non-GAAP Results
(US$ millions except	Three months ended December 31,		Nine months ended December 31,
per share amounts)	2014	2013	2014	2013
Adjusted Revenue	$110.7	$143.4	$347.0	$449.6
Adjusted Gross Margin	$41.3	$53.1	$136.2	$181.5
Adjusted EBITDA	$10.4	$19.2	$34.0	$71.2
Adjusted Net Income	$1.7	$9.0	$6.5	$33.0
Adjusted EPS (diluted)	$0.01	$0.07	$0.05	$0.26

The following table reconciles third quarter fiscal 2015 financial results reported in accordance with generally accepted accounting principles (“GAAP”) to certain non-GAAP financial measures. We have provided this non-GAAP financial information to aid investors in better understanding the company’s true operational performance.

Three Months Ended December 31, 2014
(US$ millions except per share amounts)	As Reported (GAAP)	Change in Deferred Revenue(1)	Other Adjustments(2)	Adjusted (Non- GAAP)
Revenue	$126.6	$(15.8)	$—	$110.7
Net income	$9.3	$(11.9)	$4.3	$1.7
EPS (diluted)	$0.07	$(0.09)	$0.03	$0.01

(1)	In September of 2013, SMART moved to an annual software licensing model, resulting in a change to the software revenue deferral period from seven years to one year. As a result, SMART is accelerating the amortization of deferred revenue over 18 months on a straight-line basis. This has a significant impact on SMART’s results for six consecutive quarters, from Q3 of fiscal 2014 through to March 31, 2015.
(2)	A full reconciliation of non-GAAP measures is available in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended December 31, 2014.
(3)	Amounts in this table may not sum due to rounding.

	Three months ended December 31,		Nine months ended December 31,
(US$ millions)	2014	2013	2014	2013
Adjusted Revenue(1) by Segment
Education	$84.3	$96.7	$273.2	$334.0
Enterprise	$26.4	$33.6	$67.5	$67.6
NextWindow	$—	$13.1	$6.2	$48.0

Adjusted Revenue	$110.7	$143.4	$347.0	$449.6

Adjusted EBITDA(1) by Segment
Education	$23.3	$32.6	$83.2	$125.2
Enterprise	$5.4	$9.9	$7.8	$10.6
NextWindow	$0.4	$(1.3)	$3.3	$5.1
Corporate(2)	$(18.7)	$(22.0)	$(60.3)	$(69.7)

Adjusted EBITDA	$10.4	$19.2	$34.0	$71.2

(1)	This is a non-GAAP measure. See non-GAAP measures section below for additional information.
(2)	Certain corporate level activity is not allocated to segments including research and development, corporate marketing expenses, and general and administrative costs such as management, finance, legal, information systems and human resources, and restructuring costs.
(3)	Amounts in this table may not sum due to rounding.

Conference Call Information

SMART will host a conference call today, Feb. 5, 2015, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America). A replay of this call will be available through Feb. 15, 2015, by dialing 855.859.2056 or 800.585.8367 (North America), or 404.537.3406 (outside North America). The conference ID and replay pass code is 61691461. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in collaboration solutions that are redefining the way the world works and learns. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expect”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to future distribution agreements for SMART kapp, our expectations regarding the fourth fiscal quarter being our seasonally quietest quarter, our fourth quarter and full year 2015 financial outlook and guidance (including Adjusted Revenue and Adjusted EBITDA).

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Information Form (AIF) and in our Management’s Discussion and Analysis (MD&A) for the fiscal year ended March 31, 2014, both of which form part of our Annual Report on Form 40-F for the fiscal year ended March 31, 2014 and can be located on the SEDAR website at www.sedar.com or on the EDGAR section of the SEC’s website at www.sec.gov.

Although we believe that the assumptions inherent in the forward-looking statements contained in this presentation and the accompanying verbal presentation are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP measures

We define Adjusted Revenue as revenue adjusted for the change in deferred revenue balances during the period.

We define Adjusted Gross Margin as gross margin adjusted for the change in deferred revenue balances during the period.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, other income and gains or losses related to the sales of long-lived assets.

We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue, amortization of intangible assets, impairment of goodwill, impairment of property and equipment, gains or losses related to the liquidation of foreign subsidiaries and gains or losses related to the sale of long-lived assets, all net of tax.

Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, discussed in Note 1(a) in the consolidated financial statements, management shows the non-GAAP measures, Adjusted Revenue and Adjusted Gross Margin. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral, amortization of intangible assets, and gains or losses related to the sale of long-lived assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Adjusted EBITDA and Adjusted Net Income are not impacted by the change in accounting estimate related to revenue recognition.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations

(millions of U.S. dollars, except for shares and per share amounts)

	Three months ended Dec. 31,		Nine months ended Dec. 31,
	2014	2013	2014	2013
Consolidated Statements of Operations

Revenue	$126.6	$158.0	$393.3	$464.9
Cost of sales	69.5	90.3	210.8	268.1

Gross margin	57.1	67.7	182.5	196.9
Operating expenses
Selling, marketing and administration	23.2	29.3	76.4	90.1
Research and development	9.8	9.1	32.6	29.5
Depreciation and amortization	2.8	12.6	8.9	25.9
Restructuring costs	(0.0)	3.7	2.3	3.0
Loss (gain) on sale of long-lived assets	0.0	(0.0)	(0.1)	(0.0)

Operating income	21.4	13.0	62.5	48.4
Non-operating expenses (income)
Interest expense	5.0	5.5	15.2	16.1
Foreign exchange loss	3.9	3.7	3.9	6.6
Other expenses (income)	0.1	(0.2)	(0.5)	(0.4)

Income before income taxes	12.4	4.1	43.9	26.1
Income tax expense (recovery)	3.1	0.1	10.1	2.1

Net income	$9.3	$4.0	$33.7	$24.1

Earnings per share
Basic	$0.08	$0.03	$0.28	$0.20
Diluted	$0.07	$0.03	$0.27	$0.19
Weighted-average number of shares outstanding
Basic	121,664,950	121,082,799	121,517,441	120,942,301
Diluted	126,326,724	126,930,349	126,631,956	126,600,777
Period end number of shares outstanding	121,775,411	121,136,286	121,775,411	121,136,286

(1)	Amounts in this table may not sum due to rounding.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	Dec. 31, 2014	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$74.4	$58.1
Trade receivables, net of allowance for doubtful accounts of $4.8 and $3.2	69.4	86.8
Other current assets	6.5	9.2
Income taxes recoverable	9.4	3.0
Inventory	49.4	78.2
Deferred income taxes	14.0	27.0

	223.0	262.4

Property and equipment	61.1	73.6
Intangible assets, net of accumulated amortization of $50.6 and $50.6	0.3	0.4
Deferred income taxes	7.2	6.8
Deferred financing fees	2.9	3.9
Other long-term assets	0.4	0.4

	$295.0	$347.5

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$26.6	$31.1
Accrued and other current liabilities	48.4	82.9
Deferred revenue	26.9	74.1
Current portion of capital lease obligation	1.2	1.2
Current portion of long-term debt	9.4	9.4

	112.4	198.7

Long-term debt	99.1	104.9
Capital lease obligation	59.1	63.0
Deferred revenue	15.4	9.7
Other long-term liabilities	0.2	0.2

	286.1	376.5
Shareholders’ equity (deficit)
Share capital	695.2	694.0
Accumulated other comprehensive loss	(0.3)	(1.5)
Additional paid-in capital	45.5	43.7
Deficit	(731.5)	(765.3)

	8.9	(29.0)

	$295.0	$347.5

(1)	Amounts in this table may not sum due to rounding.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Nine months ended Dec. 31,
	2014	2013

Cash provided by (used in)
Operations
Net income	$33.7	$24.1
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization of property and equipment	12.8	19.6
Amortization of intangible assets	0.1	13.3
Amortization of deferred financing fees	0.8	3.1
Non-cash interest expense (recovery) on long-term debt	0.9	(0.1)
Non-cash restructuring costs in other long-term liabilities	(0.0)	(3.9)
Stock-based compensation expense	2.7	2.3
Unrealized loss on foreign exchange	3.7	6.1
Deferred income tax expense (recovery)	11.7	(1.7)
Gain on liquidation of foreign subsidiary	(0.4)	—
Gain on sale of long-lived assets	(0.1)	(0.0)
Trade receivables	15.4	(36.9)
Other current assets	2.7	(0.8)
Inventory	26.2	(18.8)
Income taxes recoverable and payable	(7.1)	17.3
Accounts payable, accrued and other current liabilities	(33.4)	7.2
Deferred revenue	(39.4)	(14.7)
Other long-term assets	—	(0.8)

Cash provided by operating activities	30.5	15.5

Investing
Proceeds from sale of long-lived assets	0.1	0.0
Capital expenditures	(4.6)	(8.1)
Proceeds from sale-leaseback, net	—	76.2

Cash (used in) provided by investing activities	(4.4)	68.2

Financing
Proceeds from credit facilities and long-term borrowings	5.0	128.0
Repayment of credit facilities and long-term borrowings	(12.0)	(300.6)
Financing fees paid	(0.0)	(4.8)
Repayment of capital lease obligation	(0.9)	(1.1)
Common shares issued	0.0	0.0
Participant equity loan plan, net	0.2	0.5

Cash used in financing activities	(7.7)	(177.9)
Effect of exchange rate changes on cash and cash equivalents	(2.1)	(1.1)

Net increase (decrease) in cash and cash equivalents	16.3	(95.4)
Cash and cash equivalents, beginning of period	58.1	141.4

Cash and cash equivalents, end of period	$74.4	$46.0

(1)	Amounts in this table may not sum due to rounding.

For more information, please contact:

Investor contact

Ken Wetherell

Investor Relations Manager

SMART Technologies Inc.

+1.403.407.4233

KenWetherell@smarttech.com

Media contact

Robin Raulf-Sager

Director, Corporate Communications

SMART Technologies Inc.

+1.403.407.4225

RobinRaulf-Sager@smarttech.com

© 2015 SMART Technologies. SMART kapp, SMART Board 6065, SMART amp, Notebook Advantage, SMART Room System, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.